Cornerstone Funds
Monthly Report
March 2000

Dear Limited Partner:

The Net Asset Value per Unit for each of the three Cornerstone Funds as of March 31, 2000 was as follows:

Fund           N.A.V.              % Change for the Month
Fund II             $3,938.32             -2.73%
Fund III            $3,001.00              0.82%
Fund IV             $4,668.19              0.55%

In general, the performance differences between the three Cornerstone Funds can be attributed to the portfolio weightings and trading approaches unique to each fund. For example, the primary reason for the different results of Cornerstone II and Cornerstone III, the two broadly diversified funds in the Series, is due to their respective participation in the currency and global stock index futures sectors. Cornerstone II's approach to those sectors resulted in losses, while Cornerstone III's approach generated profits. Additionally, Cornerstone II had greater exposure to the soft commodities markets than Cornerstone III, which moved in a trendless manner in March. As a result, Cornerstone II's losses in this complex were more severe than those in Cornerstone III.

During March, global interest rate futures prices, which had moved in a choppy sideways pattern during January and February, increased during the second half of the month as fears of drastic interest rate hikes by the world's central banks subsided and investors found solace from stock market volatility in fixed income vehicles. Consequently, profits were recorded by Cornerstone II and Cornerstone III from long positions in U.S. and European interest rate futures (Cornerstone IV, being a currency-only fund, can only have exposure to the currency markets). These gains were partially offset by losses incurred by Cornerstone II and Cornerstone III from trading Japanese government bond futures as prices moved lower early in the month, followed by a rebound in late March.

The price volatility previously seen in the interest rate futures markets took to the global equity markets as prices fluctuated on concerns regarding recent valuation disparities between "old economy" and "new economy" stocks. While Cornerstone III recorded gains primarily from trading the S&P 500 Index futures, Cornerstone II incurred losses in this sector primarily from long Hang Seng Index futures positions.

In the commodities markets, a portion of previously recorded profits was given back in the energy markets from long futures positions in crude oil and its refined products as oil prices reversed lower after several months of trending upward to nine-year highs. This reversal lower was prompted by expectations that ministers from OPEC would agree at their meeting in Vienna on March 27 to increase oil production. In soft commodities, trendless price movement within the sugar and cocoa futures markets resulted in additional losses for Cornerstone II. These losses were mitigated by profits recorded from long positions in corn and soybean meal futures as prices in these markets climbed higher. Cornerstone III recorded losses from short corn futures positions.

In the currency markets, gains were recorded by Cornerstone III and Cornerstone IV from short positions in the euro as the value of the European common currency finished the month lower versus the U.S. dollar and Japanese yen, undermined by expectations that interest rates would be held steady by the European Central Bank. Cornerstone IV also recorded profits from short South African rand positions as the value of the rand plummeted to an 18-month low versus the U.S. dollar. Additional gains were recorded by Cornerstone IV from long Mexican peso positions as its value strengthened relative to the U.S. dollar. These gains were offset by losses recorded by each of the Cornerstone Funds from short Japanese yen positions as the value of the yen reversed higher versus the U.S. dollar and major European currencies on reports of yen repatriation by institutions ahead of the Japanese fiscal year-end on March 31.

                     Termination of Exchange Privilege

As noted in prior monthly reports, the exchange privilege among the Cornerstone Funds (a "Series Exchange") is terminated effective with the April 30, 2000 monthly closing. The decision to terminate the Series Exchange privilege was made in view of the limited use of that procedure and by a desire to reduce certain administrative expenses paid by the Cornerstone Funds in order to maintain an effective registration statement, as well as the availability of alternative investment vehicles, such as the Morgan Stanley Dean Witter Spectrum Series and the Morgan Stanley Dean Witter Charter Series. Limited partners retain the ability to execute an exchange from a Cornerstone Fund into either the Morgan Stanley Dean Witter Spectrum Series or the Morgan Stanley Dean Witter Charter Series (a "Non-Series Exchange"), subject to certain restrictions set forth in the applicable prospectus. The Non-Series Exchange privilege is provided to limited partners at no additional cost. Limited partners of the Cornerstone Funds are reminded that, subject to certain restrictions, they have the right to redeem their Units on a monthly basis, and that limited partners of the Cornerstone Funds may vote to take certain actions with respect to the operation of the

Cornerstone Funds, as more fully set forth in Section 17 of the Limited Partnership Agreement on page A-16 of the Prospectus.

     Transfer of Clearing Broker and Foreign Currency Dealer Functions

The General Partner has determined, commencing in May 2000, to transfer the Cornerstone Funds' futures and options clearing from Carr Futures Inc. to Morgan Stanley & Co. Incorporated, an affiliate of the General Partner, while trades on the London Metal Exchange will be cleared by Morgan Stanley & Co. International Limited, also an affiliate of the General Partner. In addition, Morgan Stanley, rather than Carr Futures, will act as the counterparty on all of the Cornerstone Funds' foreign currency forward trades. Dean Witter Reynolds Inc. will continue to act as the non-clearing commodity broker for the Cornerstone Funds. The fees and charges of the Morgan Stanley entities for acting as the clearing brokers will be at rates similar to those charged by Carr Futures, as described in "Description of Charges to Each Partnership - 1. Commodity Broker" on page 39 of the Prospectus dated August 28, 1996 (the "Prospectus"), as updated and supplemented on page S-18 of the Supplement to the Prospectus dated May 14, 1999 (the "Supplement"). The aggregate transaction fees and costs and brokerage commissions will continue to be capped at 13/20 of 1% per month of each Cornerstone Fund's Net Assets at month-end allocated to each Trading Manager. In addition, these fees and costs continue to be subject to the 14% annual cap on aggregate brokerage commissions, transaction fees and costs, and net excess interest and compensating balance benefits. It is expected as well that the prices charged by Morgan Stanley will be equivalent to, if not better than, those charged by Carr Futures on its currency forward trades. Morgan Stanley will not charge the roundturn transaction fee presently charged by Carr Futures for acting, essentially, as an executing agent on each currency forward contact. Morgan Stanley will act as a principal for its own account on the Cornerstone Funds' currency forward contract trades and it will attempt to earn a profit on each currency forward contract. However, under the current arrangement, counterparties to Carr Futures, in its role as the Cornerstone Funds' agent, earn a profit on the currency forward contracts for the Cornerstone Funds.

                           Related Risk Factors

The following Risk Factors in the Prospectus and the Supplement should now be read as applying to Morgan Stanley, rather than Carr Futures.

    "-Special Risks Associated with Forward Trading," on page 10 of the Prospectus, as updated on page S-35 of the Supplement.

    "-The Partnerships Have Credit Risk to the Commodity Brokers," on page S-36 of the Supplement.




                       Related Conflict of Interest

As was the case when Dean Witter acted as the Cornerstone Funds' clearing commodity broker and counterparty on foreign currency forward trades (see "Conflicts of Interest-Relationship of the General Partner to the Commodity Broker" on pages 16-17 of the Prospectus), the General Partner will have a disincentive to replace Morgan Stanley as the clearing commodity broker and counterparty on foreign currency forward trades. This is because Morgan Stanley is an affiliate of the General Partner and will receive fees from the Cornerstone Funds for serving as clearing commodity broker and will earn profits on the Cornerstone Funds' foreign currency forward trades as the counterparty on those trades.

While the General Partner has an obvious conflict of interest in selecting its affliliates as the clearing brokers and foreign currency forward dealer for the Cornerstone Funds' trades, the General Partner believes that the Cornerstone Funds will receive as good or better services, costs and prices than under the current arrangements.

                        Rights of Limited Partners

Limited Partners are directed to the fourth paragraph of Section 9(e) of the Limited Partnership Agreement on page A-11 of the Prospectus for a description of the conditions applicable to a Cornerstone Fund entering into an arrangement with an affiliate of the General Partner. Limited Partners are also reminded that, subject to certain restrictions, they have the right to redeem their Units on a monthly basis, and they may vote to take certain actions with respect to a Cornerstone Fund's operations, as described in Section 17(c) of the Limited Partnership Agreements on pages A-16 of the Prospectus.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd floor, New York, NY 10048 or your Morgan Stanley Dean Witter Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Robert E. Murray
Chairman
Demeter Management Corporation
General Partner

Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of each calendar year each Fund has traded. Also provided is the inception-to-date return and the annualized return since inception for each Fund. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.


               CORNERSTONE FUND II

Year      Return                   Year      Return
1985       20.1%                   1993        7.8%
1986      -17.5%                   1994       -8.9%
1987       71.6%                   1995      26.5%
1988           .1%                 1996      11.5%
1989      -15.1%                   1997      18.1%
1990       47.9%                   1998      12.5%
1991       11.0%                   1999       -5.4%
1992       -1.3%                   2000 (3 months)      -0.7%

     Inception-to-Date Return:     303.9%
     Annualized Return:      9.6%

               CORNERSTONE FUND III

Year      Return                   Year      Return
1985       54.6%                   1993       -4.8%
1986       -8.0%                   1994      -10.0%
1987       32.5%                   1995      27.5%
1988       19.4 %                  1996        8.2%
1989      -11.4%                   1997      10.2%
1990       18.7%                   1998        9.1%
1991       12.0%                   1999       -6.8%
1992      -11.1%                   2000 (3 months)      -1.5%

     Inception-to-Date Return:     207.8%
     Annualized Return:      7.7%

               CORNERSTONE FUND IV

Year      Return                   Year      Return
1987(8 months)  10.6%                   1994      -14.3%
1988       37.5%                   1995       23.0%
1989      -14.1%                   1996       13.0%
1990       57.8 %                  1997       38.4%
1991       33.5%                   1998         6.8%
1992       10.4%                   1999       -1.1%
1993        -9.1%                  2000 (3 months)      -0.8%

     Inception-to-Date Return:      376.7%
     Annualized Return:     12.9%

Dean Witter Cornerstone Funds
Statements of Operations
For the Month Ended March 31, 2000
(Unaudited)

                                Cornerstone Fund II              Cornerstone
Fund III  _       Cornerstone Fund IV

                                Percent of                  Percent of
Percent of
                                March 1, 2000          March 1, 2000
March 1, 2000
                                Beginning                   Beginning
Beginning
                              Amount      Net Asset Value    Amount   Net Asset
Value     Amount   Net Asset Value
                               $              %              $              %
$             %
REVENUES
Trading profit (loss):
  Realized                   (231,079)     (0.88)       1,638,429         5.19
8,883                             0.01
  Net change in unrealized   (340,415)     (1.29)           (1,208,361)
(3.83)                               (196,619)       (0.20)

  Total Trading Results      (571,494)     (2.17)         430,068         1.36
(187,736)                        (0.19)
Interest Income (DWR)         100,036       0.38          122,950         0.39
373,391                           0.38
  Total Revenues             (471,458)     (1.79)         553,018         1.75
185,655        0.19

EXPENSES
Brokerage commissions (DWR)   144,559       0.55          174,231        0.55
378,442        0.38
Management fees                85,466       0.32          106,087        0.34
328,490                           0.33
Transaction fees and costs     14,723       0.06            8,177        0.02
9,014                             0.01
Administrative expenses         3,738       0.01                 6,089
0.02               12,173        0.02
  Total Expenses              248,486       0.94          294,584        0.93
728,119        0.74

NET INCOME (LOSS)            (719,944)     (2.73)         258,434       0.82
(542,464)      (0.55)

Dean Witter Cornerstone Funds
Statements of Changes in Net Asset Value
For the Month Ended March 31, 2000
(Unaudited)

                          Cornerstone Fund II                   Cornerstone Fund
III                Cornerstone Fund IV       .
Units        Amount    Per Unit     Units        Amount     Per Unit     Units
Amount   Per Unit
                                      $          $                 $          $
$         $
Net Asset Value,
 March 1, 2000         6,510.329  26,359,679  4,048.90   10,605.198  31,567,734
2,976.63    21,201.189  99,089,564  4,673.77
Net Income (Loss)         -         (719,944)  (110.58)        -        258,434
24.37          -       (542,464)   (25.58)
Redemptions             (214.601)   (845,167) 3,938.32     (200.464)   (601,594)
3,001.00      (535.802) (2,490,504) 4,648.19
Net Asset Value,
  March 31, 2000       6,295.728  24,794,568  3,938.32   10,404.734  31,224,574
3,001.00    20,665.387  96,056,596  4,648.19
Exchanges,
April 1, 2000                -         -      3,938.32       (1.883)     (5,651)
3,001.00         1.216       5,651  4,648.19
Net Asset Value,
April 1, 2000           6,295.728 24,794,568  3,938.32   10,402.851  31,218,923
3,001.00    20,666.603  96,062,247  4,648.19

The accompanying notes are an integral part of these financial statements.

Dean Witter Cornerstone Funds
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Dean Witter Cornerstone Fund II ("Cornerstone II"), Dean Witter Cornerstone Fund III ("Cornerstone III"), and Dean Witter Cornerstone Fund IV ("Cornerstone IV"), (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage in the speculative trading of futures, options and forward contracts on foreign currencies and other commodity interests (collectively, "futures interests").

The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Dean Witter Reynolds Inc. ("DWR") and an unaffiliated clearing commodity broker, Carr Futures Inc. ("Carr"), provides clearing and execution services. Commencing May 2000, clearing and execution services will be transferred from Carr to Morgan Stanley & Co., Incorporated ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL"). Demeter, DWR, MS & Co. and MSIL are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the Limited Partners based upon their proportional ownership interests.

Use of Estimates - The financial statements are prepared in accordance with generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized profit (loss) on open contracts from one period to the next in the statements of operations. Monthly, DWR pays each Partnership interest income based upon 80% of its average daily Net Assets at a rate equal to the average yield on 13-week U.S. Treasury bills issued. For purposes of such interest payments in Dean Witter Cornerstone Fund IV, Net Assets do not include monies due the Partnerships on futures interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

Brokerage Commissions and Related Transaction Fees and Costs - Brokerage commissions for each Partnership are accrued at 80% of DWR's published non-member rates on a half-turn basis. Related transaction fees and costs are accrued on a half-turn basis. Brokerage commissions and transaction fees combined for each Partnership are capped at 13/20 of 1% per month (a 7.8% maximum annual rate) of the adjusted Net Assets allocated to each trading program employed by the Partnerships' trading managers.

Operating Expenses - Each Partnership has entered into an exchange agreement pursuant to which certain common administrative expenses (i.e., legal, auditing, accounting, filing fees and other related expenses) are shared by each of the Partnerships based upon the number of outstanding Units of each Partnership during the month in which such expenses are incurred. In addition, the

Dean Witter Cornerstone Funds
Notes to Financial Statements
(Continued)

Partnerships incur monthly management fees and may incur incentive fees. Demeter bears all other operating expenses.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter.
No distributions have been made to date.

Redemptions - Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value per Unit as of the last day of any month upon fifteen days advance notice by redemption form to Demeter.

Exchanges - Limited Partners may transfer their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

The current exchange privilege among the Cornerstone funds (a "Series Exchange") will be terminated effective with the April 30, 2000 monthly closing. Limited partners will retain the ability to execute an exchange from a Cornerstone fund into other funds outside the Cornerstone Series (a "Non-Series Exchange") subject to certain restrictions set forth in the applicable limited partnership agreements.

Dissolution of the Partnership - Each partnership will terminate on September 30, 2025 regardless of its financial condition at such time, upon a decline in Net Assets to less than $250,000, a decline in the Net Asset Value per Unit to less than $250, or under certain other circumstances defined in each Limited Partnership Agreement.

2.  Related Party Transactions

Each Partnership pays brokerage commissions to DWR as described in Note 1. Each Partnership's cash is on deposit with DWR and Carr in futures interests trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in Note 1.

3.  Trading Managers

Demeter, on behalf of each Partnership, retains certain commodity trading managers to make all trading decisions for the Partnerships. The trading managers for each Partnership are as follows:

Dean Witter Cornerstone Fund II
  John W. Henry & Company, Inc.
  Northfield Trading L.P.

Dean Witter Cornerstone Fund III
  Welton Investment Corporation
  Sunrise Capital Management, Inc.

Dean Witter Cornerstone Fund IV
  John W. Henry & Company, Inc.
  Sunrise Capital Management, Inc.

Dean Witter Cornerstone Funds
Notes to Financial Statements
(Concluded)

Compensation to the trading managers by the Partnerships consists of management fee and an incentive fee as follows:


Management Fee - Each Partnership's management fee is accrued at the rate of 1/3 of 1% per month (a 4% annual rate) of Net
Assets under management by each trading manager at each month end.

Incentive Fee - Each Partnership pays an annual incentive fee equal to 15% of the new appreciation in Net Assets, as defined in the Limited Partnership Agreements, as of the end of each annual incentive period ending December 31, except for Dean Witter Cornerstone Fund IV, which pays incentive fees at the end of each annual incentive period ending May 31. New appreciation represents the amount by which Net Assets are increased by profits from futures, forward and options trading that exceed losses after brokerage commissions, management fees, transaction fees and costs and common administrative expenses are deducted. Such incentive fee is accrued in each month in which new appreciation occurs. In those months in which new appreciation is negative, previous accruals, if any, during the incentive period will be reduced. In those instances in which a Limited Partner redeems an investment, the incentive fee (if earned through a redemption date) is to be paid on those redemptions to the trading manager in the month of such redemption.